October 27, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
From 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of October 16, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold below, and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
You state on page 4 that a significant portion of revenue is derived from your growing service-based business (including your cloud and hosted businesses) for which backlog information is not measured. In your slideshow presentation and the earnings call transcripts, you attribute the growth in cloud revenue to prior period bookings. Please revise to include a discussion of bookings in MD&A or advise. Refer to Item 303(a) of Regulation S-K and Section IIIB of SEC Release No. 33-8350.

Securities and Exchange Commission
Ms. Kathleen Collins

We acknowledge the Staff’s comment, and direct the Staff’s attention to the Software Segment discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section disclosures included in our quarterly reports beginning with the Form 10-Q for the quarter ended March 31, 2017, filed on April 28, 2017 (the “First Quarter Form 10-Q”). In those discussions, we note that cloud revenue growth is due to prior period bookings. Bookings from customer contracts signed in prior periods drive future cloud revenue as solutions are implemented pursuant to customer requirements and contract terms.

We confirm that, consistent with the Staff’s comment, in future filings we will continue to discuss drivers of cloud growth, where cloud growth is material.

Revenue and Operating Income by Segment, page 30

2.
You state that software revenue increased due to growth in all revenue streams, which include software license, software maintenance, cloud and professional services. You do not provide quantification to demonstrate that relative magnitude of each factor in your MD&A disclosures; however, we note such information provided in your slide show presentations. Similarly, you attribute the flat growth in hardware revenue to growth in ATM and self-checkout revenue offset by declines in point-of-sale and IPS revenue without quantifying how each impacted your 2016 revenues. Please quantify the individual impact when two or more factors contribute to material changes in the operating segment revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Beginning with our First Quarter Form 10-Q, we have included year-over-year growth percentages for the main drivers of our Software Segment revenue growth in the Revenue and Operating Income by Segment discussion in the MD&A disclosures to show the relative magnitude of each driver. We expanded the discussion to also include year-over-year growth percentages for the main drivers of our Hardware Segment revenue growth in the Revenue and Operating Income by Segment discussion in the MD&A disclosures in our Form 10-Q for the third quarter of 2017, filed on October 27, 2017 (the “Third Quarter Form 10-Q”). Specifically, the Software Segment and Hardware Segment discussions in MD&A in the Third Quarter Form 10-Q include the following:

•
In the three months ended September 30, 2017 compared to the three months ended September 30, 2016, Software revenue increased 2%, driven by growth in cloud revenue of 5%, software maintenance revenue of 3% and professional services revenue of 6%, partially offset by declines in software license revenue of 12%.

•
In the three months ended September 30, 2017 compared to the three months ended September 30, 2016, Hardware revenue decreased 6% due to declines in ATM revenue of 16% and SCO revenue of 24% partially offset by an increase in POS revenue of 19%.

We acknowledge the Staff’s comment, and will continue in future filings to provide appropriate quantification to demonstrate the relative magnitude of each factor when two or more factors contribute to material changes in operating segment revenue.

Securities and Exchange Commission
Ms. Kathleen Collins

Form 8-K Filed July 20, 2017

3.
We note your presentation on non-GAAP gross margin and non-GAAP gross margin rate for each of your software, services and hardware segments in Exhibit 99.2. In your future presentations, please revise to present the most directly comparable GAAP financial measure and provide a reconciliation of such measure. Refer to Regulation G.

The references to non-GAAP gross margin and non-GAAP gross margin rate for each of our segments in Exhibit 99.2 to our Form 8-K filed July 20, 2017 were, in fact, references to each segment’s gross margin and gross margin rate - measures of profit and loss under ASC 280, Segment Reporting. We have updated the references to these segment gross profit measures to be Software Gross Margin and Software Gross Margin Rate, Services Gross Margin and Services Gross Margin Rate, and Hardware Gross Margin and Hardware Gross Margin Rate in Exhibit 99.2 to our Form 8-K filed October 19, 2017, and will, when providing these measures in future materials, use these revised terms. Additionally, as ASC 280 requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes and discontinued operations, we have included this reconciliation in both our earnings release and related slideshow presentations.

Securities and Exchange Commission
Ms. Kathleen Collins

Please do not hesitate to contact me at (678) 808 7900 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer